Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: June 24, 2015

Ahold and Delhaize announce intention to merge

•	Ahold and Delhaize announce this morning their intention to combine their businesses through a merger of equals

•	The merger will create a complementary base of more than 6,500 stores with 375,000 associates, characterized by trusted brands with strong local identities

•	The combination, Ahold Delhaize, will be able to serve over 50 million[1] customers per week in the United States and in Europe

•	Ahold Delhaize will accelerate innovation, bringing together both companies’ expertise to deliver increased value and choice for customers across its supermarket formats and online platforms

•	The combination will bring together banners offering associates even better places to work, built on similar values and heritage

•	Mats Jansson, Chairman of Delhaize Group, will become Chairman of Ahold Delhaize. Jan Hommen, Chairman of Royal Ahold, and Jacques de Vaucleroy, Delhaize Group Director, will become Vice Chairmen of Ahold Delhaize

•	Dick Boer, Chief Executive Officer of Royal Ahold, will become Chief Executive Officer. Frans Muller, Chief Executive Officer of Delhaize Group, will become Deputy Chief Executive Officer and Chief Integration Officer

•	The transaction will create significant value, with anticipated run-rate synergies of €500 million per year to be fully realized in the third year after completion

•	Both companies are highly cash generative which will allow Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders

•	Ahold and Delhaize businesses reported aggregated net sales of €54.1 billion, adjusted EBITDA of €3.5 billion, net income from continued operations of €1.0 billion and free cash flow of €1.8 billion in 2014[1]

•	Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction

•	At completion, Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share. Ahold shareholders will own c. 61% of the combined company’s equity and Delhaize shareholders will own c. 39% of the combined company’s equity

•	The transaction is expected to be completed mid-2016, following regulatory clearances, associated consultation procedures and shareholder approval

•	The Executive Committee and Board of Directors of Delhaize as well as Management and Supervisory Boards of Ahold unanimously support and recommend the transaction

Brussels, Belgium and Zaandam, the Netherlands – June 24, 2015 Leading international food retailers Delhaize Group (Delhaize) and Koninklijke Ahold N.V. (Ahold) today announced that they have entered into an agreement to merge. The combined company, which will be named Ahold Delhaize, will have a portfolio of strong, trusted local brands with more than 375,000 associates serving more than 50 million customers every week in the United States and Europe. The company will have enhanced scale across regions, market-leading retail offerings to serve customers’ changing needs, and a strong financial profile from which to fund innovation and investments in future growth. Ahold Delhaize will capitalize on the strong heritage and values of both companies, as well as complementary cultures, neighboring geographies, and the impact of combining successful sustainability programs.

[1]	These figures are an aggregation of the reported data of Ahold and Delhaize without any pro forma adjustments. They exclude joint ventures in Portugal and Indonesia.

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Jan Hommen, Chairman of Ahold, and Mats Jansson, Chairman of Delhaize, said: “This is a true merger of equals, combining two highly complementary businesses to create a world-leading food retailer. The transaction delivers a compelling value proposition for our shareholders, a superior offering for our customers and attractive opportunities for our associates.”

Frans Muller, CEO of Delhaize, said: “We believe that the proposed merger of Ahold and Delhaize will create significant value for all our stakeholders. Supported by our talented and committed associates, Ahold Delhaize aims to increase relevance in its local communities by improving the value proposition for its customers through assortment innovation and merchandising, a better shopping experience both in stores and online, investments in value, and new store growth. We look forward to working closely with the Ahold team to implement a smooth integration process and realize the targeted synergies.”

Dick Boer, CEO of Ahold, said: “The proposed merger with Delhaize is an exciting opportunity to create an even stronger and more innovative retail leader for our customers, associates and shareholders worldwide. With extraordinary reach, diverse products and formats, and great people, we are bringing together two world-class organizations to deliver even more for the communities we serve. Our companies share common values, proud histories rooted in family entrepreneurship, and businesses that complement each other well. We look forward to working together to reach new levels of service and success.”

KEY TERMS OF THE MERGER

•	The merger will take place through a cross-border legal merger of Delhaize into Ahold

•	Delhaize shareholders will receive 4.75 Ahold ordinary shares for each Delhaize ordinary share

•	Ahold will terminate its ongoing share buyback program; €1 billion will be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction

•	Ahold Delhaize will be listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange

•	Delhaize’s ADS program will be terminated at completion and Delhaize ADS holders will have the choice to receive either Ahold ADRs under the current Ahold OTC ADRs program or Ahold Delhaize ordinary shares

•	Pending shareholder approvals and regulatory clearance, as well as other customary conditions, the deal is expected to complete mid-2016

CLEAR BENEFITS FOR CUSTOMERS, ASSOCIATES AND SHAREHOLDERS

The merger of Ahold and Delhaize will bring significant benefits and long-term value to customers, associates and shareholders:

•	A complementary base of more than 6,500 stores characterized by trusted brands with strong local identities, and a shared focus on customers and communities

Strong, trusted local brands in complementary regions will enable Ahold Delhaize to better compete in its key regions and strengthen its overall market position. The combination enhances scale, allowing for more investment in innovation and meeting evolving customer needs.

•	Superior customer offering with enhanced choices in products, services and shopping anytime, anywhere

Ahold Delhaize’s brands will be able to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs. From providing a broader selection in own brand products to having a wider range of store formats, customers will have more and easier ways to shop, whether they are visiting stores, or shopping online with pick-up points and home delivery, both in food and non-food.

•	Offering an even better place to work, built on similar values and heritage

Both companies share similar values and heritage of family entrepreneurship. With an employee base of talented, committed associates, Ahold Delhaize will bring together the best of the cultures and business practices of its banners across a larger and more diverse company. Ahold Delhaize will make its banners even more attractive places to work, offering even more diverse and compelling career development opportunities.

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•	Increases the impact of social responsibility and sustainability programs

The combined company will be able to further strengthen the focus on social responsibility and sustainability programs, and provide customers with healthy choices by using their combined scale, skills, experience and values to drive innovation, increasing their positive impact on local communities.

•	Bringing together two financially strong businesses

Strong cash flow generation will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to shareholders. The companies generated aggregated free cash flow of €1.8 billion in 2014. Ahold Delhaize is committed to an investment grade credit rating. The combined company is currently expected to adopt a dividend policy with a pay-out ratio of 40-50% of adjusted net income.

•	Significant value creation potential for shareholders

The transaction is expected to be accretive to earnings in the first full year after completion, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies.

GOVERNANCE AND ORGANIZATION

Subject to applicable shareholder or other approvals, the governance of the combined company will be as follows:

•	The combined company will be named Ahold Delhaize and will be headquartered in the Netherlands

•	The combined company will be governed by a two-tier board comprising a Supervisory Board and a Management Board. The day-to-day management will be delegated to the Executive Committee

•	The Supervisory Board will consist of 14 members, comprising seven members from each of Ahold and Delhaize. Mr. Mats Jansson will be the Chairman of the Supervisory Board. Mr. Jan Hommen and Mr. Jacques de Vaucleroy will serve as Vice Chairmen. Mr. Mats Jansson and Mr. Jan Hommen will form the Presidium of the Supervisory Board

•	Mr. Dick Boer, currently CEO of Ahold, will be the CEO of the combined company. Mr. Frans Muller, currently CEO of Delhaize, will be Deputy CEO and Chief Integration Officer

•	Mr. Jeff Carr, currently CFO of Ahold, will be CFO. Mr. Pierre Bouchut, currently CFO of Delhaize, will become Chief Operating Officer for Europe. The current Chief Operating Officers of Ahold and Delhaize in the United States, Mr. James McCann and Mr. Kevin Holt, will stay on as COOs of their respective businesses

•	The Management Board of the combined company will consist of the CEO, the Deputy CEO, the CFO and the three COOs for the US and Europe. They will be supported by the functional leaders of HR, Legal and Commercial and together they will form the Executive Committee

•	The combined company’s European Head Office will be based in Brussels, Belgium. For the combined company, Delhaize will remain the leading brand in Belgium and the banner will continue to be run from the Brussels office

TRANSACTION DETAILS

It is intended that this combination will be achieved by means of a cross-border legal merger of Delhaize into Ahold. Under the terms of the merger, each Delhaize shareholder will receive 4.75 Ahold ordinary shares (“Ahold share”) for each Delhaize ordinary share (“Delhaize share”) that it holds (the “Exchange Ratio”). Each Delhaize ADS will be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, an amount of Ahold ADSs or an amount of Ahold Ordinary Shares in accordance with the Exchange Ratio. Prior to completion of the merger, Ahold will return €1 billion to Ahold shareholders through a reverse stock split and capital return. Ahold will cancel the remainder of its €500 million share buyback program which was announced and commenced in March 2015. To date, Ahold has repurchased a total of 8,795,407 Ahold shares for a total consideration of €161 million. Ahold Delhaize shares are intended to be listed on both Euronext Amsterdam and Euronext Brussels as of completion of the merger.

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Unanimously recommended by Delhaize’s Board of Directors

After careful consideration, the Board of Directors of Delhaize believes the merger to be in the best interests of Delhaize and its stakeholders, including its shareholders, and unanimously recommends the merger for approval to the Delhaize shareholders.

An extraordinary general meeting of shareholders (“EGM”) of Delhaize, resolving on, among other things, the merger and related governance matters (the “Delhaize Resolutions”), is expected to take place in the first half of 2016. Subject to the terms of the merger agreement, the Board of Directors of Delhaize will propose and recommend the Delhaize Resolutions to the Delhaize shareholders.

The Board of Directors of Delhaize may revoke, modify, amend or qualify their recommendation in case of a Superior Proposal (as defined below).

Unanimously recommended by Ahold’s Management Board and Supervisory Board

After careful consideration, the Supervisory Board and the Management Board of Ahold believe the merger to be in the best interests of Ahold and its stakeholders, including its shareholders, and unanimously recommend the merger for approval to the Ahold shareholders.

An extraordinary general meeting of shareholders of Ahold, resolving on, among other things, the capital return and reverse stock split and the merger and governance matters related to the merger (the “Ahold Resolutions”), is expected to take place in the first half of 2016. Subject to the terms of the merger agreement, the Supervisory Board and the Management Board of Ahold will propose and recommend the Ahold Resolutions to Ahold’s shareholders.

The Supervisory Board and the Management Board of Ahold may revoke, modify, amend or qualify their recommendation in case of a Superior Proposal (as defined below).

Merger conditions

The obligation of the parties to implement and execute the merger is subject to the satisfaction or waiver of customary conditions, including:

a)	The Ahold EGM having approved the Ahold Resolutions and the Delhaize EGM having approved the Delhaize Resolutions.

b)	The receipt of the relevant competition clearances, or, where applicable, expiration or termination of applicable waiting periods in lieu of such consents or approvals.

c)	The new Ahold ordinary shares issuable to the Delhaize shareholders pursuant to the merger having been approved for admission to listing and trading on Euronext Amsterdam and Euronext Brussels.

d)	The Prospectus having been approved by the AFM under Dutch law and having been passported into Belgium in accordance with applicable rules.

e)	A registration statement having been declared effective by the US Securities and Exchange Commission under the US Securities Act of 1933, as amended.

f)	No opposition by an Ahold creditor having been filed or, if filed (as the case may be) such opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands.

g)	No governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and prohibits or makes illegal the consummation of the merger.

h)	Ahold and Delhaize having obtained a Belgian tax ruling confirming that the merger can benefit from tax neutrality.

i)	No material adverse effect having occurred with regard to Ahold or Delhaize.

j)	No material breach of warranties given by Ahold or Delhaize, respectively.

k)	No breach of their respective undertakings under the merger agreement by Ahold or Delhaize.

Superior proposal

Until their respective EGMs, each party’s Board may revoke or amend its recommendation if a third party has made a superior proposal, which is not matched within 10 days (or, in the case of amendments to the proposal, within 5 days) by the other party. A “superior proposal” means a proposal to acquire all the shares, or all the assets, against a consideration which exceeds the implied value of the applicable company in the merger by at least 5%, and is otherwise on terms that are more favorable to such party than the terms of this transaction.

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If a party changes or revokes its recommendation, the other party may terminate the merger agreement.

Termination fee

In case of termination of the merger agreement under certain circumstances, including in the context of a superior proposal, Ahold or Delhaize, as applicable, would owe the other party a €150 million termination fee.

If a party’s EGM does not adopt the required resolutions and the other party terminates the merger agreement as a result, the first party must reimburse the other party for its out of pocket expenses of up to €30 million.

Further process and indicative time table

Ahold and Delhaize will seek to obtain all the necessary approvals and competition clearances as soon as is practicable and will initiate the information and applicable consultation procedures, with Delhaize’s and Ahold’s works councils and unions as soon as possible.

Ahold and Delhaize both intend to convene a general meeting of shareholders in the first half of 2016 to vote on the Ahold and Delhaize required resolutions.

Based on the required steps and subject to the necessary approvals, Ahold and Delhaize anticipate that the merger will be completed mid-2016.

Transaction advisors

In connection with the transaction, Ahold’s financial advisors are Goldman Sachs International and J.P. Morgan, and its legal counsels are Allen & Overy LLP and Simpson Thacher & Bartlett LLP. On behalf of Delhaize, Bank of America Merrill Lynch and Deutsche Bank are acting as joint lead financial advisors and Cravath, Swaine & Moore LLP and Linklaters LLP are acting as legal counsel. Lazard has also provided financial advice to Delhaize Group.

Transaction website

Please visit www.adcombined.com for additional material on today’s announcement.

Investor conference call

A conference call will take place today at 09.00 CEST to discuss this morning’s announcement. If you wish to join, please dial one of the following numbers:

From Brussels: +32(0)2 404 0660

From the Netherlands: +31(0)20 716 8256

From the US: +1 212 444 0895 or +1 877 280 1254

From the UK: +44(0)20 3427 1904

Confirmation code: 1225825

The presentation slides will be available from the transaction website at www.adcombined.com. The presentation slides may be downloaded before the start of the conference call from the website at www.adcombined.com.

A recording of the conference call will also be available from today on the website at www.adcombined.com.

Press conference

A press conference will also take place today at 12.00 CEST at the Business Faculty Brussels, St. Lendriksborre 6 Font Saint Landry, 1120 Brussels.

It will be simultaneously webcast on www.adcombined.com and available to view thereafter.

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For more information

Delhaize Group	Koninklijke Ahold N.V.

Investor relations contacts Frederic van Daele +32 2 412 2151	Investor relations contacts Henk Jan ten Brinke +31 88 659 5213

Aurélie Bultynck +32 2 412 2151

Media contacts Nicolas van Hoecke +32 2 412 8669	Media contacts Tim van der Zanden +31 88 659 5134

Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of March 2015, Delhaize Group’s sales network consisted of 3,410 stores. In 2014, Delhaize Group recorded €21.4 billion ($29.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150,000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Koninklijke Ahold N.V.

Ahold is an international retailing group based in the Netherlands and active in the United States and Europe. Operating supermarkets and selling great food has been its core business for over 125 years. With over 3,200 stores, market-leading online businesses, and over 227,000 associates, Ahold 2014 sales amounted to €32.8 billion with an underlying operating income of €1.3 billion. Ahold is listed on Euronext Amsterdam (AH).

Legal notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

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INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold or Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’ s or Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s or Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s or Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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